Exhibit 99.2

Financial Highlights

UDR, Inc.
As of End of Fourth Quarter 2021
(Unaudited) [1]

Dollars in thousands, except per share and unit	Actual Results 4Q 2021	Actual Results YTD 2021	Guidance as of December 31, 2021 1Q 2022	Full-Year 2022
GAAP Metrics				
Net income/(loss) attributable to UDR, Inc.	$117,461	$150,016	--	--
Net income/(loss) attributable to common stockholders	$116,403	$145,787	--	--
Income/(loss) per weighted average common share, diluted	$0.37	$0.48	$0.02 to $0.04	$0.22 to $0.30
Per Share Metrics				
FFO per common share and unit, diluted	$0.63	$2.02	$0.53 to $0.55	$2.22 to $2.30
FFO as Adjusted per common share and unit, diluted	$0.54	$2.01	$0.53 to $0.55	$2.22 to $2.30
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.47	$1.82	$0.50 to $0.52	$2.02 to $2.10
Dividend declared per share and unit	$0.3625	$1.4500	$0.38	$1.52 [2]
Same-Store Operating Metrics				
Revenue growth/(decline) (Cash basis)	9.0%	1.5%	--	6.50% - 8.50%
Revenue growth/(decline) (Straight-line basis)	5.8%	-0.4%	--	7.50% - 9.50%
Expense growth	3.8%	3.7%	--	2.50% - 3.50%
NOI growth/(decline) (Cash basis)	11.4%	0.5%	--	8.50% - 11.50%
NOI growth/(decline) (Straight-line basis)	6.6%	-2.2%	--	9.50% - 12.50%
Physical Occupancy	97.1%	97.1%	--	--

Property Metrics	Homes	Communities	% of Total NOI
Same-Store	45,713	143	86.0%
Stabilized, Non-Mature	6,093	14	8.9%
Acquired Communities	1,423	3	1.7%
Non-Residential / Other	N/A	N/A	-0.2%
Joint Venture [3]	2,837	13	3.6%
Total completed homes	56,066	173	100%
Under Development	1,417	5	-
Total Quarter-end homes [3][4]	57,483	178	100%

Balance Sheet Metrics (adjusted for non-recurring items)

	4Q 2021	4Q 2020
Consolidated Interest Coverage Ratio	5.4x	4.6x
Consolidated Fixed Charge Coverage Ratio	5.2x	4.5x
Consolidated Debt as a percentage of Total Assets	34.0%	34.9%
Consolidated Net Debt-to-EBITDAre	6.4x	6.8x



Andover Place at Cross Creek, Tampa, FL

1Q 2022 Same-Store Additions



Station on Silver, Metropolitan DC

(1) See Attachment 15 for definitions, other terms and reconciliations.
(2) Annualized for 2022.
(3) Joint venture NOI is based on UDR's share. Homes and communities at 100%.
(4) Excludes 3,733 homes that are part of the Developer Capital Program as described in Attachment 11(B).



Attachment 1

UDR, Inc.
Consolidated Statements of Operations
(Unaudited) [1]

In thousands, except per share amounts	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2021	2020	2021	2020
REVENUES:				
Rental income [2]	$ 347,024	$ 301,176	$ 1,284,665	$ 1,236,096
Joint venture management and other fees	1,184	1,208	6,102	5,069
Total revenues	348,208	302,384	1,290,767	1,241,165
OPERATING EXPENSES:				
Property operating and maintenance	57,670	50,359	218,094	201,944
Real estate taxes and insurance	51,403	45,965	199,446	180,450
Property management	10,411	8,659	38,540	35,538
Other operating expenses	8,604	6,153	21,649	22,762
Real estate depreciation and amortization	163,755	146,135	606,648	608,616
General and administrative	13,868	11,978	57,541	49,885
Casualty-related charges/(recoveries), net	(934)	778	3,748	2,131
Other depreciation and amortization	4,713	2,074	13,185	10,013
Total operating expenses	309,490	272,101	1,158,851	1,111,339
Gain/(loss) on sale of real estate owned	85,223	57,974	136,052	119,277
Operating income	123,941	88,257	267,968	249,103
Income/(loss) from unconsolidated entities [2][3]	36,523	4,516	65,646	18,844
Interest expense	(36,418)	(37,874)	(143,931)	(153,516)
Debt extinguishment and other associated costs	-	(24,650)	(42,336)	(49,190)
Total interest expense	(36,418)	(62,524)	(186,267)	(202,706)
Interest income and other income/(expense), net [3]	2,254	(1,030)	15,085	6,274
Income/(loss) before income taxes	126,300	29,219	162,432	71,515
Tax (provision)/benefit, net	(156)	(668)	(1,439)	(2,545)
Net Income/(loss)	126,144	28,551	160,993	68,970
Net (income)/loss attributable to redeemable noncontrolling interests in the OP and DownREIT Partnership	(8,652)	(1,929)	(10,873)	(4,543)
Net (income)/loss attributable to noncontrolling interests	(31)	(90)	(104)	(161)
Net income/(loss) attributable to UDR, Inc.	117,461	26,532	150,016	64,266
Distributions to preferred stockholders - Series E (Convertible)	(1,058)	(1,051)	(4,229)	(4,230)
Net income/(loss) attributable to common stockholders	$ 116,403	$ 25,481	$ 145,787	$ 60,036
Income/(loss) per weighted average common share - basic:	$0.38	$0.09	$0.49	$0.20
Income/(loss) per weighted average common share - diluted:	$0.37	$0.09	$0.48	$0.20
Common distributions declared per share	$0.3625	$0.3600	$1.4500	$1.4400
Weighted average number of common shares outstanding - basic	310,201	294,301	300,326	294,545
Weighted average number of common shares outstanding - diluted	315,833	294,805	301,703	294,927

(1) See Attachment 15 for definitions and other terms.
(2) During the three months ended December 31, 2021, UDR collected 95.5% of billed residential revenue and 88.0% of billed retail revenue. As a result, UDR reduced its reserves (reflected as an increase to revenues) by approximately 0.5% or $1.7 million, including $0.3 million for UDR's share from unconsolidated joint ventures, for residential, and increased its reserves (reflected as a reduction to revenues) by approximately 5.2% or $0.4 million, including straight-line rent receivables and $0 for UDR's share from unconsolidated joint ventures, for retail. The remaining reserves are based on probability of collection.
(3) During the three months ended December 31, 2021, UDR recorded $35.2 million in investment income from real estate technology investments, primarily due to SmartRent becoming a public company. Of the $35.2 million, $1.5 million was recorded in Interest income and other income/(expense), net and $33.7 million was recorded in Income/(loss) from unconsolidated entities.



Attachment 2

UDR, Inc.
Funds From Operations
(Unaudited) [1]

In thousands, except per share and unit amounts	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2021	**2020**	**2021**	**2020**
Net income/(loss) attributable to common stockholders	**$ 116,403**	$ 25,481	**$ 145,787**	$ 60,036
Real estate depreciation and amortization	**163,755**	146,135	**606,648**	608,616
Noncontrolling interests	**8,683**	2,019	**10,977**	4,704
Real estate depreciation and amortization on unconsolidated joint ventures	**7,903**	8,724	**31,967**	35,023
Net gain on the sale of unconsolidated depreciable property	**-**	-	**(2,460)**	-
Net gain on the sale of depreciable real estate owned, net of tax	**(85,223)**	(57,549)	**(136,001)**	(118,852)
Funds from operations ("FFO") attributable to common stockholders and unitholders, basic	**$ 211,521**	$ 124,810	**$ 656,918**	$ 589,527
Distributions to preferred stockholders - Series E (Convertible) [2]	**1,058**	1,051	**4,229**	4,230
FFO attributable to common stockholders and unitholders, diluted	**$ 212,579**	$ 125,861	**$ 661,147**	$ 593,757
FFO per weighted average common share and unit, basic	**$ 0.64**	$ 0.39	**$ 2.04**	$ 1.86
FFO per weighted average common share and unit, diluted	**$ 0.63**	$ 0.39	**$ 2.02**	$ 1.85
Weighted average number of common shares and OP/DownREIT Units outstanding, basic	**332,396**	316,605	**322,744**	316,855
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding, diluted	**338,028**	320,027	**327,039**	320,187
Impact of adjustments to FFO:				
Debt extinguishment and other associated costs	**$ -**	$ 24,650	**$ 42,336**	$ 49,190
Debt extinguishment and other associated costs on unconsolidated joint ventures	**-**	-	**1,682**	-
Legal and other	**4,020**	5,059	**5,319**	8,973
Realized (gain)/loss on real estate technology investments, net of tax	**(1,435)**	545	**(1,980)**	1,005
Unrealized (gain)/loss on real estate technology investments, net of tax	**(33,784)**	(980)	**(55,947)**	(4,587)
Severance costs	**1,439**	52	**2,280**	1,948
Casualty-related charges/(recoveries), net	**(934)**	823	**3,960**	2,545
Casualty-related charges/(recoveries) on unconsolidated joint ventures, net	**(50)**	-	**-**	31
	$ (30,744)	$ 30,149	**$ (2,350)**	$ 59,105
FFO as Adjusted attributable to common stockholders and unitholders, diluted	**$ 181,835**	$ 156,010	**$ 658,797**	$ 652,862
FFO as Adjusted per weighted average common share and unit, diluted	**$ 0.54**	$ 0.49	**$ 2.01**	$ 2.04
Recurring capital expenditures	**(21,393)**	(17,814)	**(63,820)**	(56,924)
AFFO attributable to common stockholders and unitholders, diluted	**$ 160,442**	$ 138,196	**$ 594,977**	$ 595,938
AFFO per weighted average common share and unit, diluted	**$ 0.47**	$ 0.43	**$ 1.82**	$ 1.86

(1) See Attachment 15 for definitions and other terms.

(2) Series E cumulative convertible preferred shares are dilutive for purposes of calculating FFO per share for the three and twelve months ended December 31, 2021 and December 31, 2020. Consequently, distributions to Series E cumulative convertible preferred stockholders are added to FFO and the weighted average number of Series E cumulative convertible preferred shares are included in the denominator when calculating FFO per common share and unit, diluted.



Attachment 3

UDR, Inc.
Consolidated Balance Sheets
(Unaudited) [(1)]

In thousands, except share and per share amounts	December 31, 2021	December 31, 2020
ASSETS		
Real estate owned:		
Real estate held for investment	$ 14,352,234	$ 12,706,940
Less: accumulated depreciation	(5,136,589)	(4,590,577)
Real estate held for investment, net	9,215,645	8,116,363
Real estate under development		
(net of accumulated depreciation of $507 and $1,010)	388,062	246,867
Real estate held for disposition		
(net of accumulated depreciation of $0 and $13,779)	-	102,876
Total real estate owned, net of accumulated depreciation	9,603,707	8,466,106
Cash and cash equivalents	967	1,409
Restricted cash	27,451	22,762
Notes receivable, net	26,860	157,992
Investment in and advances to unconsolidated joint ventures, net	702,461	600,233
Operating lease right-of-use assets	197,463	200,913
Other assets	216,311	188,118
Total assets	$ 10,775,220	$ 9,637,533
LIABILITIES AND EQUITY		
Liabilities:		
Secured debt	$ 1,057,380	$ 862,147
Unsecured debt	4,355,407	4,114,401
Operating lease liabilities	192,488	195,592
Real estate taxes payable	33,095	29,946
Accrued interest payable	45,980	44,760
Security deposits and prepaid rent	55,441	49,008
Distributions payable	124,729	115,795
Accounts payable, accrued expenses, and other liabilities	136,954	110,999
Total liabilities	6,001,474	5,522,648
Redeemable noncontrolling interests in the OP and DownREIT Partnership	1,299,442	856,294
Equity:		
Preferred stock, no par value; 50,000,000 shares authorized at December 31, 2021 and December 31, 2020		
2,695,363 shares of 8.00% Series E Cumulative Convertible issued		
and outstanding (2,695,363 shares at December 31, 2020)	44,764	44,764
12,582,575 shares of Series F outstanding (14,440,519 shares		
at December 31, 2020)	1	1
Common stock, $0.01 par value; 450,000,000 and 350,000,000 shares		
authorized at December 31, 2021 and December 31, 2020, respectively:		
318,149,635 shares issued and outstanding (296,611,579 shares at December 31, 2020)	3,181	2,966
Additional paid-in capital	6,884,269	5,881,383
Distributions in excess of net income	(3,485,080)	(2,685,770)
Accumulated other comprehensive income/(loss), net	(4,261)	(9,144)
Total stockholders' equity	3,442,874	3,234,200
Noncontrolling interests	31,430	24,391
Total equity	3,474,304	3,258,591
Total liabilities and equity	$ 10,775,220	$ 9,637,533

(1) See Attachment 15 for definitions and other terms.



Attachment 4(A)

UDR, Inc.
Selected Financial Information
(Unaudited) [1]

Common Stock and Equivalents	December 31, 2021	December 31, 2020
Common shares	317,901,718	296,374,227
Restricted shares	247,917	237,352
Total common shares	318,149,635	296,611,579
Restricted unit and common stock equivalents	2,090,833	344,128
Operating and DownREIT Partnership units	19,909,308	20,530,251
Class A Limited Partnership units	1,751,671	1,751,671
Series E cumulative convertible preferred shares [2]	2,918,127	2,918,127
Total common shares, OP/DownREIT units, and common stock equivalents	344,819,574	322,155,756

Weighted Average Number of Shares Outstanding	4Q 2021	4Q 2020
Weighted average number of common shares and OP/DownREIT units outstanding - basic	332,395,913	316,604,571
Weighted average number of OP/DownREIT units outstanding	(22,195,077)	(22,304,319)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	310,200,836	294,300,252
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	338,028,267	320,026,558
Weighted average number of OP/DownREIT units outstanding	(22,195,077)	(22,304,319)
Weighted average number of Series E cumulative convertible preferred shares outstanding [3]	-	(2,918,127)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	315,833,190	294,804,112

	Year-to-Date 2021	Year-to-Date 2020
Weighted average number of common shares and OP/DownREIT units outstanding - basic	322,743,685	316,854,783
Weighted average number of OP/DownREIT units outstanding	(22,417,693)	(22,309,907)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	300,325,992	294,544,876
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	327,039,085	320,187,149
Weighted average number of OP/DownREIT units outstanding	(22,417,693)	(22,309,907)
Weighted average number of Series E cumulative convertible preferred shares outstanding [3]	(2,918,127)	(2,949,792)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	301,703,265	294,927,450

(1) See Attachment 15 for definitions and other terms.
(2) At December 31, 2021 and December 31, 2020 there were 2,695,363 of Series E cumulative convertible preferred shares outstanding, which is equivalent to 2,918,127 shares of common stock if converted (after adjusting for the special dividend paid in 2008).
(3) Series E cumulative convertible preferred shares are dilutive for purposes of calculating Income/(loss) per weighted average common share for the three months ended December 31, 2021. For the twelve months ended December 31, 2021 and the three and twelve months ended December 31, 2020, the Series E preferred shares are anti-dilutive.



Attachment 4(B)

UDR, Inc.
Selected Financial Information
(Unaudited) [1]

Debt Structure, In thousands		Balance	% of Total	Weighted Average Interest Rate	Weighted Average Years to Maturity [2]
Secured	Fixed	$ 1,006,762	18.6%	3.42%	6.4
	Floating	27,000	0.5%	0.71%	10.2
	Combined	1,033,762	19.1%	3.35%	6.5
Unsecured	Fixed	4,080,644 [3]	75.6%	2.87%	8.5
	Floating	284,546	5.3%	0.47%	0.9
	Combined	4,365,190	80.9%	2.72%	8.0
Total Debt	Fixed	5,087,406	94.2%	2.98%	8.1
	Floating	311,546	5.8%	0.49%	1.7
	Combined	5,398,952	100.0%	2.84%	7.7
	Total Non-Cash Adjustments [4]	13,835			
	Total per Balance Sheet	$ 5,412,787		2.80%	

Debt Maturities, In thousands

	Secured Debt [5]	Unsecured Debt	Revolving Credit Facilities & Comm. Paper [2] [6] [7]	Balance	% of Total	Weighted Average Interest Rate
2022	$ 1,140	$ -	$ 220,000	$ 221,140	4.1%	0.35%
2023	1,242	-	-	1,242	0.0%	3.84%
2024	96,747	15,644	29,546	141,937	2.6%	3.35%
2025	174,793	-	-	174,793	3.2%	3.69%
2026	52,744	300,000	-	352,744	6.5%	2.95%
2027	2,860	650,000	-	652,860	12.1%	2.41%
2028	162,310	300,000	-	462,310	8.6%	3.72%
2029	191,986	300,000	-	491,986	9.1%	3.94%
2030	162,010	600,000	-	762,010	14.1%	3.32%
2031	160,930	600,000	-	760,930	14.1%	2.92%
Thereafter	27,000	1,350,000	-	1,377,000	25.6%	2.25%
	1,033,762	4,115,644	249,546	5,398,952	100.0%	2.84%
Total Non-Cash Adjustments [4]	23,618	(9,783)	-	13,835		
Total per Balance Sheet	$ 1,057,380	$ 4,105,861	$ 249,546	$ 5,412,787		2.80%

(1) See Attachment 15 for definitions and other terms.

(2) The 2022 maturity reflects the $220.0 million of principal outstanding at an interest rate of 0.34%, the equivalent of LIBOR plus a spread of 23 basis points, on the Company's unsecured commercial paper program as of December 31, 2021. Under the terms of the program the Company may issue up to a maximum aggregate amount outstanding of $700.0 million. If the commercial paper was refinanced using the line of credit, the weighted average years to maturity would be 7.9 years both with and without extensions.

(3) Includes $315.0 million of floating rate debt that has been fixed using interest rate swaps at a weighted average all-in rate of 1.02% until July 2022. Commencing July 2022, $175.0 million will continue to be fixed using interest rate swaps at a weighted average all-in rate of 1.48% until July 2025.

(4) Includes the unamortized balance of fair market value adjustments, premiums/discounts and deferred financing costs.

(5) Includes principal amortization, as applicable.

(6) There were no borrowings outstanding on our $1.3 billion line of credit at December 31, 2021. The facility has a maturity date of January 2026, plus two six-month extension options and currently carries an interest rate equal to LIBOR plus a spread of 77.5 basis points.

(7) There was $29.5 million outstanding on our $75.0 million working capital credit facility at December 31, 2021. The facility has a maturity date of January 2024. The working capital credit facility currently carries an interest rate equal to LIBOR plus a spread of 77.5 basis points.



Attachment 4(C)

UDR, Inc.
Selected Financial Information
(Dollars in Thousands)
(Unaudited) [1]

Coverage Ratios		Quarter Ended December 31, 2021
Net income/(loss)	$	126,144
Adjustments:		
Interest expense, including debt extinguishment and other associated costs		36,418
Real estate depreciation and amortization		163,755
Other depreciation and amortization		4,713
Tax provision/(benefit), net		156
Net (gain)/loss on the sale of depreciable real estate owned		(85,223)
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures		11,648
EBITDAre	$	257,611
Casualty-related charges/(recoveries), net		(934)
Legal and other costs		4,020
Severance costs		1,439
Unrealized (gain)/loss on real estate technology investments, net of tax		(1,506)
(Income)/loss from unconsolidated entities		(36,523)
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures		(11,648)
Management fee expense on unconsolidated joint ventures		(553)
Consolidated EBITDAre - adjusted for non-recurring items	$	211,906
Annualized consolidated EBITDAre - adjusted for non-recurring items	$	847,624
Interest expense, including debt extinguishment and other associated costs		36,418
Capitalized interest expense		2,922
Total interest	$	39,340
Preferred dividends	$	1,058
Total debt	$	5,412,787
Cash		(967)
Net debt	$	5,411,820
Consolidated Interest Coverage Ratio - adjusted for non-recurring items		**5.4x**
Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items		**5.2x**
Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items		**6.4x**

Debt Covenant Overview

Unsecured Line of Credit Covenants [2]	Required	Actual	Compliance
Maximum Leverage Ratio	≤60.0%	35.0% [2]	Yes
Minimum Fixed Charge Coverage Ratio	≥1.5x	5.0x	Yes
Maximum Secured Debt Ratio	≤40.0%	10.4%	Yes
Minimum Unencumbered Pool Leverage Ratio	≥150.0%	334.1%	Yes

Senior Unsecured Note Covenants [3]	Required	Actual	Compliance
Debt as a percentage of Total Assets	≤65.0%	34.1% [3]	Yes
Consolidated Income Available for Debt Service to Annual Service Charge	≥1.5x	5.5x	Yes
Secured Debt as a percentage of Total Assets	≤40.0%	6.7%	Yes
Total Unencumbered Assets to Unsecured Debt	≥150.0%	307.2%	Yes

Securities Ratings	Debt	Outlook	Commercial Paper
Moody's Investors Service	Baa1	Stable	P-2
S&P Global Ratings	BBB+	Stable	A-2

Asset Summary	Number of Homes	4Q 2021 NOI [1] ($000s)	% of NOI	Gross Carrying Value ($000s)	% of Total Gross Carrying Value
Unencumbered assets	45,683	$ 210,355	88.4%	$ 12,912,286	87.6%
Encumbered assets	7,546	27,596	11.6%	1,828,517	12.4%
	53,229	$ 237,951	100.0%	$ 14,740,803	100.0%

(1) See Attachment 15 for definitions and other terms.
(2) As defined in our credit agreement dated September 15, 2021.
(3) As defined in our indenture dated November 1, 1995 as amended, supplemented or modified from time to time.



Attachment 5

UDR, Inc.
Operating Information
(Unaudited) [1]

Dollars in thousands	Total Homes	Quarter Ended December 31, 2021	Quarter Ended September 30, 2021	Quarter Ended June 30, 2021	Quarter Ended March 31, 2021	Quarter Ended December 31, 2020
Revenues						
Same-Store Communities	45,713	$ 303,327	$ 294,422	$ 284,056	$ 279,133	$ 278,321
Stabilized, Non-Mature Communities	6,093	34,991	26,998	18,238	12,824	8,201
Acquired Communities	1,423	5,966	-	-	-	-
Development Communities	-	-	-	-	-	-
Non-Residential / Other [2]	-	2,333	5,301	4,930	5,007	10,498
Total	53,229	$ 346,617	$ 326,721	$ 307,224	$ 296,964	$ 297,020
Expenses						
Same-Store Communities		$ 90,918	$ 93,469	$ 88,697	$ 88,775	$ 87,580
Stabilized, Non-Mature Communities		13,019	11,476	8,106	6,125	4,420
Acquired Communities		1,810	-	-	-	-
Development Communities		247	99	71	-	9
Non-Residential / Other [2]		2,946	3,589	3,044	2,878	2,447
Total [3]		$ 108,940	$ 108,633	$ 99,918	$ 97,778	$ 94,456
Net Operating Income						
Same-Store Communities		$ 212,409	$ 200,953	$ 195,359	$ 190,358	$ 190,741
Stabilized, Non-Mature Communities		21,972	15,522	10,132	6,699	3,781
Acquired Communities		4,156	-	-	-	-
Development Communities		(247)	(99)	(71)	-	(9)
Non-Residential / Other [2]		(613)	1,712	1,886	2,129	8,051
Total		$ 237,677	$ 218,088	$ 207,306	$ 199,186	$ 202,564
Operating Margin						
Same-Store Communities		70.0%	68.3%	68.8%	68.2%	68.5%
Weighted Average Physical Occupancy						
Same-Store Communities		97.1%	97.5%	97.2%	96.4%	96.1%
Stabilized, Non-Mature Communities		96.7%	97.0%	95.6%	91.7%	91.8%
Acquired Communities		95.8%	-	-	-	-
Development Communities		-	-	-	-	-
Other [4]		-	98.1%	97.3%	96.5%	94.5%
Total		97.1%	97.5%	97.1%	95.6%	95.9%
Sold and Held for Disposition Communities						
Revenues	-	$ 407	$ 1,978	$ 1,892	$ 2,862	$ 4,156
Expenses [3]		133	586	562	990	1,868
Net Operating Income/(Loss)		$ 274	$ 1,392	$ 1,330	$ 1,872	$ 2,288
Total	53,229	$ 237,951	$ 219,480	$ 208,636	$ 201,058	$ 204,852

(1) See Attachment 15 for definitions and other terms.
(2) Primarily non-residential revenue and expense and straight-line adjustment for concessions.
(3) The summation of Total expenses and Sold and Held for Disposition Communities expenses above agrees to the summation of property operating and maintenance and real estate taxes and insurance expenses on Attachment 1.
(4) Includes occupancy of Sold and Held for Disposition Communities.



Attachment 6

UDR, Inc.
Same-Store Operating Expense Information
(Dollars in Thousands)
(Unaudited) (1)

Year-Over-Year Comparison	% of 4Q 2021 SS Operating Expenses	4Q 2021	4Q 2020	% Change
Personnel	14.2%	$ 12,898	$ 14,522	-11.2%
Utilities	13.9%	12,632	11,672	8.2%
Repair and maintenance	18.3%	16,613	14,105	17.8%
Administrative and marketing	6.5%	5,868	6,394	-8.2%
Controllable expenses	52.9%	48,011	46,693	2.8%
Real estate taxes	41.3%	$ 37,608	$ 36,830	2.1%
Insurance	5.8%	5,299	4,057	30.6%
Same-Store operating expenses	100.0%	$ 90,918	$ 87,580	3.8%
Same-Store Homes		45,713		

Sequential Comparison	% of 4Q 2021 SS Operating Expenses	4Q 2021	3Q 2021	% Change
Personnel	14.2%	$ 12,898	$ 13,392	-3.7%
Utilities	13.9%	12,632	12,758	-1.0%
Repair and maintenance	18.3%	16,613	17,713	-6.2%
Administrative and marketing	6.5%	5,868	6,439	-8.9%
Controllable expenses	52.9%	48,011	50,302	-4.6%
Real estate taxes	41.3%	$ 37,608	$ 37,941	-0.9%
Insurance	5.8%	5,299	5,226	1.4%
Same-Store operating expenses	100.0%	$ 90,918	$ 93,469	-2.7%
Same-Store Homes		45,713		

Year-to-Date Comparison	% of YTD 2021 SS Operating Expenses	YTD 2021	YTD 2020	% Change
Personnel	14.8%	$ 52,802	$ 60,487	-12.7%
Utilities	13.5%	48,333	46,011	5.0%
Repair and maintenance	17.8%	63,426	54,134	17.2%
Administrative and marketing	6.7%	23,826	23,641	0.8%
Controllable expenses	52.8%	188,387	184,273	2.2%
Real estate taxes	41.8%	$ 149,046	$ 144,940	2.8%
Insurance	5.4%	19,328	14,936	29.4%
Same-Store operating expenses	100.0%	$ 356,761	$ 344,149	3.7%
Same-Store Homes		45,143		

(1) See Attachment 15 for definitions and other terms.



UDR, Inc.
Apartment Home Breakout
Portfolio Overview as of Quarter Ended
December 31, 2021
(Unaudited) [1]

	Same-Store Homes	Non-Mature Homes [2]	Total Consolidated Homes	Unconsolidated Joint Venture Operating Homes [3]	Total Homes (incl. JV) [3]	Revenue Per Occupied Home (Incl. JV at Share) [4]
West Region						
Orange County, CA	4,685	-	4,685	381	5,066	$ 2,734
San Francisco, CA	2,751	-	2,751	602	3,353	3,261
Seattle, WA	2,725	259	2,984	-	2,984	2,633
Monterey Peninsula, CA	1,565	-	1,565	-	1,565	2,135
Los Angeles, CA	1,225	-	1,225	340	1,565	3,154
	12,951	**259**	**13,210**	**1,323**	**14,533**	
Mid-Atlantic Region						
Metropolitan DC	8,003	1,412	9,415	-	9,415	2,103
Baltimore, MD	1,597	622	2,219	-	2,219	1,753
Richmond, VA	1,359	-	1,359	-	1,359	1,566
	10,959	**2,034**	**12,993**	**-**	**12,993**	
Northeast Region						
Boston, MA	4,139	459	4,598	250	4,848	2,766
New York, NY	1,825	493	2,318	710	3,028	3,934
	5,964	**952**	**6,916**	**960**	**7,876**	
Southeast Region						
Tampa, FL	3,205	672	3,877	-	3,877	1,746
Orlando, FL	2,500	993	3,493	-	3,493	1,589
Nashville, TN	2,260	-	2,260	-	2,260	1,471
	7,965	**1,665**	**9,630**	**-**	**9,630**	
Southwest Region						
Dallas, TX	3,866	1,947	5,813	-	5,813	1,562
Austin, TX	1,272	-	1,272	-	1,272	1,677
	5,138	**1,947**	**7,085**	**-**	**7,085**	
Other Markets [5]	**2,736**	**659**	**3,395**	**554**	**3,949**	2,331
Totals	**45,713**	**7,516**	**53,229**	**2,837**	**56,066**	$ **2,263**
Communities [6]	**143**	**17**	**160**	**13**	**173**	

	Homes	Communities
Total completed homes	**56,066**	**173**
Under Development [7]	1,417	5
Total Quarter-end homes and communities	**57,483**	**178**

(1) See Attachment 15 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature, Acquired, Development, Redevelopment and Non-Residential/Other Communities categories on Attachment 5. Excludes development homes not yet completed and Sold and Held for Disposition Communities.

(3) Represents joint venture operating homes at 100 percent. Excludes joint venture held for disposition communities. See Attachment 11(A) for UDR's joint venture and partnership ownership interests.

(4) Represents joint ventures at UDR's ownership interests. Excludes joint venture held for disposition communities. See Attachment 11(A) for UDR's joint venture and partnership ownership interests.

(5) Other Markets include Denver (218 homes), Palm Beach (636 homes), Inland Empire (654 homes), San Diego (163 wholly owned, 264 JV homes), Portland (752 homes) and Philadelphia (972 wholly owned, 290 JV homes).

(6) Represents communities where 100 percent of all development homes have been completed.

(7) See Attachment 9 for UDR's developments and ownership interests.



Attachment 7(B)

UDR, Inc.
Non-Mature Home Summary and Net Operating Income by Market
December 31, 2021
(Unaudited) [(1)]

Non-Mature Home Breakout - By Date

Community	Category	# of Homes	Market	Same-Store Quarter [(2)]
10 Hanover Square	Stabilized, Non-Mature	493	New York, NY	1Q22
Garrison Square	Stabilized, Non-Mature	159	Boston, MA	1Q22
Andover Place at Cross Creek	Stabilized, Non-Mature	672	Tampa, FL	1Q22
Station on Silver	Stabilized, Non-Mature	400	Metropolitan DC	1Q22
Union Place	Stabilized, Non-Mature	300	Boston, MA	2Q22
Vitruvian West Phase 2	Stabilized, Non-Mature	366	Dallas, TX	3Q22
The Canal	Stabilized, Non-Mature	636	Dallas, TX	3Q22
Cool Springs at Frisco Bridges	Stabilized, Non-Mature	945	Dallas, TX	3Q22
Seneca Place	Stabilized, Non-Mature	468	Metropolitan DC	3Q22
Brio	Stabilized, Non-Mature	259	Seattle, WA	3Q22
Canterbury Apartments	Stabilized, Non-Mature	544	Metropolitan DC	4Q22
The Smith Valley Forge	Stabilized, Non-Mature	320	Philadelphia, PA	4Q22
1274 at Towson	Stabilized, Non-Mature	192	Baltimore, MD	4Q22
322 on North Broad	Stabilized, Non-Mature	339	Philadelphia, PA	4Q22
Arbors at Maitland Summit	Acquired	663	Orlando, FL	1Q23
Essex Luxe	Acquired	330	Orlando, FL	1Q23
Quarters at Towson Town Center	Acquired	430	Baltimore, MD	1Q23
Total		**7,516**		

Net Operating Income Breakout By Market

Region	As a % of NOI		Region	As a % of NOI	
	Same-Store	Total		Same-Store	Total
West Region			**Southeast Region**		
Orange County, CA	13.8%	12.1%	Tampa, FL	5.1%	5.1%
San Francisco, CA	8.3%	8.0%	Orlando, FL	3.9%	4.6%
Seattle, WA	7.1%	7.1%	Nashville, TN	3.3%	2.8%
Monterey Peninsula, CA	3.6%	3.0%		**12.3%**	**12.5%**
Los Angeles, CA	3.5%	3.5%	**Southwest Region**		
	36.3%	**33.7%**	Dallas, TX	5.4%	6.5%
Mid-Atlantic Region			Austin, TX	1.9%	1.6%
Metropolitan DC	16.6%	16.0%		**7.3%**	**8.1%**
Baltimore, MD	2.7%	2.9%			
Richmond, VA	2.2%	1.9%	**Other Markets [(3)]**	**6.0%**	**7.1%**
	21.5%	**20.8%**			
Northeast Region					
Boston, MA	11.0%	10.8%			
New York, NY	5.6%	7.0%			
	16.6%	**17.8%**	**Total**	**100.0%**	**100.0%**

(1) See Attachment 15 for definitions and other terms.
(2) Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD same-store pool.
(3) See Attachment 7(A), footnote 5 for details regarding location of the Other Markets.



Attachment 8(A)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
December 31, 2021
(Unaudited) [(1)]

	Total Same-Store Homes	% of Same-Store Portfolio Based on 4Q 2021 NOI	Same-Store					
			Physical Occupancy			Total Revenue per Occupied Home		
			4Q 21	4Q 20	Change	4Q 21	4Q 20	Change
West Region								
Orange County, CA	4,685	13.8%	97.2%	96.3%	0.9%	$ 2,737	$ 2,465	11.0%
San Francisco, CA	2,751	8.3%	96.5%	90.4%	6.1%	3,179	3,127	1.7%
Seattle, WA	2,725	7.1%	97.3%	97.0%	0.3%	2,590	2,371	9.2%
Monterey Peninsula, CA	1,565	3.6%	96.9%	96.6%	0.3%	2,135	1,954	9.3%
Los Angeles, CA	1,225	3.5%	96.1%	94.1%	2.0%	2,959	2,590	14.2%
	12,951	**36.3%**	**96.9%**	**95.0%**	**1.9%**	**2,748**	**2,528**	**8.7%**
Mid-Atlantic Region								
Metropolitan DC	8,003	16.6%	97.2%	96.5%	0.7%	2,173	2,131	2.0%
Baltimore, MD	1,597	2.7%	96.3%	98.0%	-1.7%	1,761	1,632	7.9%
Richmond, VA	1,359	2.2%	97.7%	98.7%	-1.0%	1,566	1,432	9.4%
	10,959	**21.5%**	**97.1%**	**97.0%**	**0.1%**	**2,038**	**1,969**	**3.5%**
Northeast Region								
Boston, MA	4,139	11.0%	96.3%	94.4%	1.9%	2,771	2,651	4.5%
New York, NY	1,825	5.6%	97.8%	93.9%	3.9%	3,992	3,482	14.6%
	5,964	**16.6%**	**96.8%**	**94.3%**	**2.5%**	**3,149**	**2,901**	**8.5%**
Southeast Region								
Tampa, FL	3,205	5.1%	97.4%	97.0%	0.4%	1,797	1,615	11.3%
Orlando, FL	2,500	3.9%	97.3%	96.7%	0.6%	1,536	1,427	7.6%
Nashville, TN	2,260	3.3%	98.1%	97.6%	0.5%	1,471	1,395	5.4%
	7,965	**12.3%**	**97.6%**	**97.1%**	**0.5%**	**1,622**	**1,493**	**8.6%**
Southwest Region								
Dallas, TX	3,866	5.4%	97.2%	96.9%	0.3%	1,607	1,479	8.7%
Austin, TX	1,272	1.9%	98.1%	97.5%	0.6%	1,677	1,551	8.1%
	5,138	**7.3%**	**97.5%**	**97.1%**	**0.4%**	**1,623**	**1,495**	**8.6%**
Other Markets	**2,736**	**6.0%**	**97.5%**	**97.2%**	**0.3%**	**2,256**	**2,033**	**11.0%**
Total/Weighted Avg.	**45,713**	**100.0%**	**97.1%**	**96.1%**	**1.0%**	**$ 2,276**	**$ 2,111**	**7.8%**

(1) See Attachment 15 for definitions and other terms.



Attachment 8(B)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
December 31, 2021
(Unaudited) [1]

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		4Q 21	4Q 20	Change	4Q 21	4Q 20	Change	4Q 21	4Q 20	Change
West Region										
Orange County, CA	4,685	$ 37,389	$ 33,362	12.1%	$ 8,124	$ 7,897	2.9%	$ 29,265	$ 25,465	14.9%
San Francisco, CA	2,751	25,319	23,330	8.5%	7,646	7,426	3.0%	17,673	15,904	11.1%
Seattle, WA	2,725	20,601	18,800	9.6%	5,515	5,408	2.0%	15,086	13,392	12.6%
Monterey Peninsula, CA	1,565	9,714	8,861	9.6%	2,080	1,933	7.6%	7,634	6,928	10.2%
Los Angeles, CA	1,225	10,451	8,958	16.7%	3,020	2,865	5.4%	7,431	6,093	22.0%
	12,951	103,474	93,311	10.9%	26,385	25,529	3.3%	77,089	67,782	13.7%
Mid-Atlantic Region										
Metropolitan DC	8,003	50,707	49,372	2.7%	15,464	14,654	5.5%	35,243	34,718	1.5%
Baltimore, MD	1,597	8,127	7,663	6.1%	2,488	2,382	4.4%	5,639	5,281	6.8%
Richmond, VA	1,359	6,238	5,758	8.3%	1,608	1,451	10.9%	4,630	4,307	7.5%
	10,959	65,072	62,793	3.6%	19,560	18,487	5.8%	45,512	44,306	2.7%
Northeast Region										
Boston, MA	4,139	33,136	31,072	6.6%	9,703	8,621	12.6%	23,433	22,451	4.4%
New York, NY	1,825	21,374	17,900	19.4%	9,554	9,851	-3.0%	11,820	8,049	46.9%
	5,964	54,510	48,972	11.3%	19,257	18,472	4.2%	35,253	30,500	15.6%
Southeast Region										
Tampa, FL	3,205	16,825	15,066	11.7%	5,914	5,718	3.4%	10,911	9,348	16.7%
Orlando, FL	2,500	11,206	10,349	8.3%	3,018	3,203	-5.8%	8,188	7,146	14.6%
Nashville, TN	2,260	9,785	9,229	6.0%	2,827	2,705	4.5%	6,958	6,524	6.6%
	7,965	37,816	34,644	9.2%	11,759	11,626	1.2%	26,057	23,018	13.2%
Southwest Region										
Dallas, TX	3,866	18,120	16,608	9.1%	6,571	6,147	6.9%	11,549	10,461	10.4%
Austin, TX	1,272	6,279	5,771	8.8%	2,235	2,411	-7.3%	4,044	3,360	20.3%
	5,138	24,399	22,379	9.0%	8,806	8,558	2.9%	15,593	13,821	12.8%
Other Markets	2,736	18,056	16,222	11.3%	5,151	4,908	5.0%	12,905	11,314	14.1%
Total [2][3]	45,713	$ 303,327	$ 278,321	9.0%	$ 90,918	$ 87,580	3.8%	$ 212,409	$ 190,741	11.4%

(1) See Attachment 15 for definitions and other terms.

(2) 4Q 21 includes a reduction in the reserve (reflected as an increase to revenues) of approximately $1.6 million or 0.5% of billed residential revenue on our Same-Store Communities. The remaining reserve is based on probability of collection.

(3) With concessions reflected on a straight-line basis, Same-Store revenue and Same-Store NOI increased year-over-year by 5.8% and 6.6%, respectively. See Attachment 15(C) for definitions and reconciliations.



Attachment 8(C)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
December 31, 2021
(Unaudited) [1]

	Total Same-Store Homes	Same-Store					
		Physical Occupancy			Total Revenue per Occupied Home		
		4Q 21	3Q 21	Change	4Q 21	3Q 21	Change
West Region							
Orange County, CA	4,685	**97.2%**	97.9%	-0.7%	$ **2,737**	$ 2,694	1.6%
San Francisco, CA	2,751	**96.5%**	96.4%	0.1%	**3,179**	3,054	4.1%
Seattle, WA	2,725	**97.3%**	97.6%	-0.3%	**2,590**	2,459	5.3%
Monterey Peninsula, CA	1,565	**96.9%**	97.4%	-0.5%	**2,135**	2,028	5.3%
Los Angeles, CA	1,225	**96.1%**	97.1%	-1.0%	**2,959**	2,876	2.9%
	12,951	**96.9%**	**97.4%**	**-0.5%**	**2,748**	**2,657**	**3.4%**
Mid-Atlantic Region							
Metropolitan DC	8,003	**97.2%**	97.0%	0.2%	**2,173**	2,154	0.9%
Baltimore, MD	1,597	**96.3%**	97.4%	-1.1%	**1,761**	1,701	3.5%
Richmond, VA	1,359	**97.7%**	98.1%	-0.4%	**1,566**	1,554	0.8%
	10,959	**97.1%**	**97.2%**	**-0.1%**	**2,038**	**2,013**	**1.2%**
Northeast Region							
Boston, MA	4,139	**96.3%**	97.2%	-0.9%	**2,771**	2,734	1.4%
New York, NY	1,825	**97.8%**	97.5%	0.3%	**3,992**	3,457	15.5%
	5,964	**96.8%**	**97.3%**	**-0.5%**	**3,149**	**2,956**	**6.5%**
Southeast Region							
Tampa, FL	3,205	**97.4%**	97.8%	-0.4%	**1,797**	1,732	3.8%
Orlando, FL	2,500	**97.3%**	97.8%	-0.5%	**1,536**	1,474	4.2%
Nashville, TN	2,260	**98.1%**	98.2%	-0.1%	**1,471**	1,443	1.9%
	7,965	**97.6%**	**97.9%**	**-0.3%**	**1,622**	**1,569**	**3.4%**
Southwest Region							
Dallas, TX	3,866	**97.2%**	98.0%	-0.8%	**1,607**	1,547	3.9%
Austin, TX	1,272	**98.1%**	98.6%	-0.5%	**1,677**	1,625	3.2%
	5,138	**97.5%**	**98.1%**	**-0.6%**	**1,623**	**1,566**	**3.6%**
Other Markets	**2,736**	**97.5%**	**97.8%**	**-0.3%**	**2,256**	**2,210**	**2.1%**
Total/Weighted Avg.	**45,713**	**97.1%**	**97.5%**	**-0.4%**	$ **2,276**	$ **2,201**	**3.4%**

(1) See Attachment 15 for definitions and other terms.



Attachment 8(D)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
December 31, 2021
(Unaudited) [1]

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		4Q 21	3Q 21	Change	4Q 21	3Q 21	Change	4Q 21	3Q 21	Change
West Region										
Orange County, CA	4,685	$ 37,389	$ 37,070	0.9%	$ 8,124	$ 8,046	1.0%	$ 29,265	$ 29,024	0.8%
San Francisco, CA	2,751	25,319	24,301	4.2%	7,646	7,576	0.9%	17,673	16,725	5.7%
Seattle, WA	2,725	20,601	19,617	5.0%	5,515	5,832	-5.4%	15,086	13,785	9.4%
Monterey Peninsula, CA	1,565	9,714	9,273	4.8%	2,080	2,078	0.1%	7,634	7,195	6.1%
Los Angeles, CA	1,225	10,451	10,264	1.8%	3,020	2,864	5.5%	7,431	7,400	0.4%
	12,951	103,474	100,525	2.9%	26,385	26,396	0.0%	77,089	74,129	4.0%
Mid-Atlantic Region										
Metropolitan DC	8,003	50,707	50,162	1.1%	15,464	16,286	-5.1%	35,243	33,876	4.0%
Baltimore, MD	1,597	8,127	7,936	2.4%	2,488	2,589	-3.9%	5,639	5,347	5.5%
Richmond, VA	1,359	6,238	6,216	0.3%	1,608	1,645	-2.2%	4,630	4,571	1.3%
	10,959	65,072	64,314	1.2%	19,560	20,520	-4.7%	45,512	43,794	3.9%
Northeast Region										
Boston, MA	4,139	33,136	32,993	0.4%	9,703	9,953	-2.5%	23,433	23,040	1.7%
New York, NY	1,825	21,374	18,456	15.8%	9,554	9,894	-3.4%	11,820	8,562	38.0%
	5,964	54,510	51,449	6.0%	19,257	19,847	-3.0%	35,253	31,602	11.6%
Southeast Region										
Tampa, FL	3,205	16,825	16,286	3.3%	5,914	6,153	-3.9%	10,911	10,133	7.7%
Orlando, FL	2,500	11,206	10,809	3.7%	3,018	3,407	-11.4%	8,188	7,402	10.6%
Nashville, TN	2,260	9,785	9,606	1.9%	2,827	2,885	-2.0%	6,958	6,721	3.5%
	7,965	37,816	36,701	3.0%	11,759	12,445	-5.5%	26,057	24,256	7.4%
Southwest Region										
Dallas, TX	3,866	18,120	17,581	3.1%	6,571	6,584	-0.2%	11,549	10,997	5.0%
Austin, TX	1,272	6,279	6,114	2.7%	2,235	2,499	-10.6%	4,044	3,615	11.9%
	5,138	24,399	23,695	3.0%	8,806	9,083	-3.0%	15,593	14,612	6.7%
Other Markets	2,736	18,056	17,738	1.8%	5,151	5,178	-0.5%	12,905	12,560	2.7%
Total [2][3]	45,713	$ 303,327	$ 294,422	3.0%	$ 90,918	$ 93,469	-2.7%	$ 212,409	$ 200,953	5.7%

(1) See Attachment 15 for definitions and other terms.

(2) 4Q 21 includes a reduction in the reserve (reflected as an increase to revenues) of approximately $1.6 million or 0.5% of billed residential revenue on our Same-Store Communities. The remaining reserve is based on probability of collection.

(3) With concessions reflected on a straight-line basis, Same-Store revenue and Same-Store NOI increased quarter-over-quarter by 2.3% and 4.7%, respectively. See Attachment 15(C) for definitions and reconciliations.



Attachment 8(E)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Year-to-Date vs. Prior Year-to-Date
December 31, 2021
(Unaudited) (1)

	Total Same-Store Homes	% of Same-Store Portfolio Based on YTD 2021 NOI	Same-Store Physical Occupancy YTD 21	Same-Store Physical Occupancy YTD 20	Same-Store Physical Occupancy Change	Same-Store Total Revenue per Occupied Home YTD 21	Same-Store Total Revenue per Occupied Home YTD 20	Same-Store Total Revenue per Occupied Home Change
West Region								
Orange County, CA	4,685	14.1%	97.5%	96.4%	1.1%	$ 2,609	$ 2,506	4.1%
San Francisco, CA	2,751	8.4%	95.3%	91.5%	3.8%	3,074	3,502	-12.2%
Seattle, WA	2,725	6.9%	97.2%	96.7%	0.5%	2,416	2,457	-1.7%
Monterey Peninsula, CA	1,565	3.6%	97.0%	96.6%	0.4%	2,012	1,941	3.7%
Los Angeles, CA	1,225	3.4%	96.0%	95.5%	0.5%	2,729	2,765	-1.3%
	12,951	**36.4%**	**96.8%**	**95.4%**	**1.4%**	**2,604**	**2,654**	**-1.9%**
Mid-Atlantic Region								
Metropolitan DC	8,003	17.2%	96.7%	96.7%	0.0%	2,138	2,150	-0.6%
Baltimore, MD	1,597	2.7%	97.6%	97.1%	0.5%	1,679	1,629	3.1%
Richmond, VA	1,359	2.3%	98.2%	97.8%	0.4%	1,522	1,422	7.0%
	10,959	**22.2%**	**97.0%**	**96.9%**	**0.1%**	**1,993**	**1,983**	**0.5%**
Northeast Region								
Boston, MA	4,139	11.6%	96.5%	94.7%	1.8%	2,690	2,684	0.2%
New York, NY	1,825	5.1%	96.7%	93.4%	3.3%	3,729	3,926	-5.0%
	5,964	**16.7%**	**96.6%**	**94.3%**	**2.3%**	**3,008**	**3,060**	**-1.7%**
Southeast Region								
Tampa, FL	2,911	4.6%	97.6%	96.8%	0.8%	1,655	1,545	7.1%
Orlando, FL	2,500	3.8%	97.4%	96.8%	0.6%	1,475	1,413	4.4%
Nashville, TN	2,260	3.3%	97.9%	97.8%	0.1%	1,431	1,378	3.8%
	7,671	**11.7%**	**97.6%**	**97.1%**	**0.5%**	**1,530**	**1,453**	**5.4%**
Southwest Region								
Dallas, TX	3,866	5.5%	97.1%	96.8%	0.3%	1,536	1,487	3.3%
Austin, TX	1,272	1.9%	98.1%	97.6%	0.5%	1,609	1,549	3.9%
	5,138	**7.4%**	**97.4%**	**97.0%**	**0.4%**	**1,553**	**1,502**	**3.4%**
Other Markets	**2,460**	**5.6%**	**97.7%**	**96.7%**	**1.0%**	**2,167**	**2,056**	**5.4%**
Total/Weighted Avg.	**45,143**	**100.0%**	**97.1%**	**96.1%**	**1.0%**	**$ 2,182**	**$ 2,173**	**0.4%**

(1) See Attachment 15 for definitions and other terms.



Attachment 8(F)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Year-to-Date vs. Prior Year-to-Date
December 31, 2021
(Unaudited) (1)

| | Total Same-Store Homes | Same-Store ($000s) | | | | | | | | |
| | | Revenues | | | Expenses | | | Net Operating Income | | |
		YTD 21	YTD 20	Change	YTD 21	YTD 20	Change	YTD 21	YTD 20	Change
West Region										
Orange County, CA	4,685	$ 142,998	$ 135,800	5.3%	$ 31,737	$ 31,667	0.2%	$ 111,261	$ 104,133	6.8%
San Francisco, CA	2,751	96,695	105,778	-8.6%	29,926	29,018	3.1%	66,769	76,760	-13.0%
Seattle, WA	2,725	76,790	77,688	-1.2%	22,500	21,429	5.0%	54,290	56,259	-3.5%
Monterey Peninsula, CA	1,565	36,655	35,205	4.1%	8,099	7,618	6.3%	28,556	27,587	3.5%
Los Angeles, CA	1,225	38,509	38,814	-0.8%	11,393	11,229	1.5%	27,116	27,585	-1.7%
	12,951	391,647	393,285	-0.4%	103,655	100,961	2.7%	287,992	292,324	-1.5%
Mid-Atlantic Region										
Metropolitan DC	8,003	198,586	199,638	-0.5%	62,681	60,743	3.2%	135,905	138,895	-2.2%
Baltimore, MD	1,597	31,407	30,309	3.6%	9,959	9,337	6.7%	21,448	20,972	2.3%
Richmond, VA	1,359	24,377	22,668	7.5%	6,285	5,794	8.5%	18,092	16,874	7.2%
	10,959	254,370	252,615	0.7%	78,925	75,874	4.0%	175,445	176,741	-0.7%
Northeast Region										
Boston, MA	4,139	128,929	126,230	2.1%	37,446	34,761	7.7%	91,483	91,469	0.0%
New York, NY	1,825	78,980	80,303	-1.6%	38,742	37,057	4.5%	40,238	43,246	-7.0%
	5,964	207,909	206,533	0.7%	76,188	71,818	6.1%	131,721	134,715	-2.2%
Southeast Region										
Tampa, FL	2,911	56,436	52,244	8.0%	19,998	18,696	7.0%	36,438	33,548	8.6%
Orlando, FL	2,500	43,102	41,022	5.1%	12,770	12,481	2.3%	30,332	28,541	6.3%
Nashville, TN	2,260	37,988	36,547	3.9%	11,516	10,604	8.6%	26,472	25,943	2.0%
	7,671	137,526	129,813	5.9%	44,284	41,781	6.0%	93,242	88,032	5.9%
Southwest Region										
Dallas, TX	3,866	69,210	66,746	3.7%	26,060	26,271	-0.8%	43,150	40,475	6.6%
Austin, TX	1,272	24,091	23,075	4.4%	9,462	9,468	-0.1%	14,629	13,607	7.5%
	5,138	93,301	89,821	3.9%	35,522	35,739	-0.6%	57,779	54,082	6.8%
Other Markets	2,460	62,506	58,693	6.5%	18,187	17,976	1.2%	44,319	40,717	8.8%
Total (2)(3)	45,143	$ 1,147,259	$ 1,130,760	1.5%	$ 356,761	$ 344,149	3.7%	$ 790,498	$ 786,611	0.5%

(1) See Attachment 15 for definitions and other terms.

(2) YTD 21 includes a decrease in the reserve (reflected as an increase to revenues) of approximately $0.1 million or 0.0% of billed residential revenue on our Same-Store Communities. The remaining reserve is based on probability of collection.

(3) With concessions reflected on a straight-line basis, Same-Store revenue and Same-Store NOI decreased year-over-year by 0.4% and 2.2%, respectively. See Attachment 15(C) for definitions and reconciliations.



Attachment 8(G)

UDR, Inc.
Same-Store Operating Information By Major Market
December 31, 2021
(Unaudited) [1]

	Effective Blended Lease Rate Growth 4Q 2021	Effective New Lease Rate Growth 4Q 2021	Effective Renewal Lease Rate Growth 4Q 2021	Annualized Turnover			
				4Q 2021	4Q 2020	YTD 2021	YTD 2020
West Region							
Orange County, CA	12.0%	15.0%	8.1%	35.3%	43.6%	43.6%	50.5%
San Francisco, CA	6.9%	3.4%	10.4%	35.5%	58.0%	42.3%	60.4%
Seattle, WA	10.0%	8.1%	11.9%	43.5%	48.2%	50.6%	52.7%
Monterey Peninsula, CA	8.4%	10.7%	6.9%	24.1%	36.0%	27.9%	37.8%
Los Angeles, CA	10.6%	12.1%	8.9%	28.2%	42.4%	36.7%	45.8%
	9.7%	**9.8%**	**9.6%**	**36.0%**	**47.6%**	**43.3%**	**51.9%**
Mid-Atlantic Region							
Metropolitan DC	4.9%	3.9%	6.0%	28.1%	33.7%	41.6%	41.7%
Baltimore, MD	9.3%	12.7%	6.2%	33.8%	37.8%	46.3%	48.8%
Richmond, VA	14.2%	15.9%	12.4%	33.3%	28.6%	41.9%	44.1%
	6.5%	**6.4%**	**6.7%**	**29.7%**	**33.8%**	**42.4%**	**43.2%**
Northeast Region							
Boston, MA	7.9%	6.8%	9.1%	36.1%	38.1%	44.6%	46.9%
New York, NY	19.6%	27.1%	14.6%	21.7%	31.7%	40.7%	53.9%
	11.8%	**12.4%**	**11.3%**	**33.1%**	**36.4%**	**43.5%**	**49.2%**
Southeast Region							
Tampa, FL	22.9%	29.5%	17.5%	36.1%	44.8%	46.4%	53.7%
Orlando, FL	19.6%	22.4%	17.3%	40.8%	44.9%	47.2%	50.4%
Nashville, TN	15.2%	19.1%	11.3%	36.0%	40.4%	46.7%	47.0%
	19.9%	**24.5%**	**15.9%**	**37.7%**	**43.7%**	**46.7%**	**50.9%**
Southwest Region							
Dallas, TX	16.1%	16.2%	15.8%	44.2%	47.1%	49.1%	51.4%
Austin, TX	17.4%	18.7%	15.8%	42.4%	45.5%	48.2%	47.9%
	16.4%	**16.8%**	**15.8%**	**43.8%**	**46.7%**	**48.9%**	**50.6%**
Other Markets	**14.1%**	**16.9%**	**11.5%**	**33.5%**	**40.0%**	**42.3%**	**45.0%**
Total/Weighted Avg.	**11.7%**	**12.6%**	**10.9%**	**34.6%**	**41.2%**	**44.0%**	**48.4%**

4Q 2021 Percentage of Total Repriced Homes	**49.0%**	**51.0%**

(1) See Attachment 15 for definitions and other terms.



Attachment 9

UDR, Inc.
Development and Land Summary
December 31, 2021
(Dollars in Thousands)
(Unaudited) [1]

Wholly-Owned

Community	Location	# of Homes	Compl. Homes	Cost to Date	Budgeted Cost	Est. Cost per Home	Start	Schedule Initial Occ.	Compl.	Percentage Leased	Occupied
Projects Under Construction											
Cirrus	Denver, CO	292	-	$ 88,319	$ 97,500	$ 334	3Q19	1Q22	2Q22	0.3%	-
5421 at Dublin Station	Dublin, CA	220	-	102,597	117,000	532	4Q19	1Q22	2Q22	-	-
The George Apartments	King of Prussia, PA	200	-	52,378	68,000	340	4Q20	1Q22	3Q22	6.5%	-
Vitruvian West Phase 3	Addison, TX	405	-	50,524	74,000	183	1Q21	1Q22	1Q23	4.7%	-
The MO	Washington, DC	300	-	94,751	145,000	483	3Q20	1Q23	2Q23	-	-
Total Under Construction		**1,417**	**-**	**$ 388,569**	**$ 501,500**	**$ 354**					
Completed Projects, Non-Stabilized											
N/A	N/A	-	-	$ -	$ -	$ -	N/A	N/A	N/A	N/A	N/A
Total Completed, Non-Stabilized		**-**	**-**	**$ -**	**$ -**	**$ -**					
Total - Wholly Owned		**1,417**	**-**	**$ 388,569**	**$ 501,500**	**$ 354**					

NOI From Wholly-Owned Projects

	4Q 21
Projects Under Construction	$ (247)
Completed, Non-Stabilized	-
Total	**$ (247)**

Land Summary

Parcel	Location	UDR Ownership Interest	Real Estate Cost Basis
Vitruvian Park®	Addison, TX	100%	$ 45,871
Alameda Point Block 11	Alameda, CA	100%	27,963
Meridian	Tampa, FL	100%	8,383
Total			**$ 82,217**

(1) See Attachment 15 for definitions and other terms.



Attachment 10

UDR, Inc.
Redevelopment Summary
December 31, 2021
(Dollars in Thousands)
(Unaudited) [1]

Community	Location	# of Homes	Sched. Redev. Homes	Compl. Homes	Cost to Date	Budgeted Cost	Est. Cost per Home	Schedule Start	Schedule Compl.	Schedule Same-Store Quarter	Percentage Leased	Percentage Occupied
Projects in Redevelopment [2]												
N/A	N/A	-	-	-	$ -	$ -	$ -	N/A	N/A	N/A	-	-
Total		**-**	**-**	**-**	**$ -**	**$ -**	**$ -**					

Community	Location	# of Homes	Sched. Home Additions	Compl. Homes	Cost to Date	Budgeted Cost [3]	Est. Cost per Home	Schedule Start	Schedule Compl.
Other Projects [4]									
Eight80 Newport Beach	Newport Beach, CA	30	30	-	$ 4,726	$ 13,000	$ 433	1Q21	2Q22
388 Beale	San Francisco, CA	13	13	-	3,641	6,000	462	2Q21	1Q22
Total		**43**	**43**	**-**	**$ 8,367**	**$ 19,000**	**$ 442**		

(1) See Attachment 15 for definitions and other terms.
(2) Existing homes for Projects in Redevelopment are removed from Same-Store.
(3) Represents UDR's incremental capital invested in the Projects.
(4) Projects consist of unit additions and renovation of related common area amenities. Existing homes for these Projects remain in Same-Store.



Attachment 11(A)

UDR, Inc.
Unconsolidated Summary
December 31, 2021
(Dollars in Thousands)
(Unaudited) [1]

Portfolio Characteristics	Own. Interest	# of Comm.	# of Homes	Physical Occupancy 4Q 21	Total Rev. per Occ. Home 4Q 21	Net Operating Income UDR's Share 4Q 21	Net Operating Income UDR's Share YTD 21	Total YTD 21 [2]
UDR / MetLife	50%	13	2,837	96.8%	$ 3,567	$ 9,119	$ 34,019	$ 67,689

Balance Sheet Characteristics	Gross Book Value of JV Real Estate Assets [3]	Total Project Debt [3]	UDR's Equity Investment	Weighted Avg. Debt Interest Rate	Debt Maturities
UDR / MetLife	$ 1,706,439	$ 860,718	$ 277,000	3.37%	2024-2031

Joint Venture Same-Store Growth	Joint Venture Same-Store Communities [4]	4Q 21 vs. 4Q 20 Growth Revenue	4Q 21 vs. 4Q 20 Growth Expense	4Q 21 vs. 4Q 20 Growth NOI	4Q 21 vs. 3Q 21 Growth Revenue	4Q 21 vs. 3Q 21 Growth Expense	4Q 21 vs. 3Q 21 Growth NOI
UDR / MetLife	13	3.5%	4.0%	3.2%	5.0%	0.7%	8.0%

Joint Venture Same-Store Growth	Joint Venture Same-Store Communities [4]	YTD 21 vs. YTD 20 Growth Revenue	YTD 21 vs. YTD 20 Growth Expense	YTD 21 vs. YTD 20 Growth NOI
UDR / MetLife	13	-8.1%	4.2%	-15.0%

Other Unconsolidated Investments [5]	UDR Investment [6] Commitment	UDR Investment [6] Funded	UDR Investment [6] Balance	Income/(Loss) from Investments 4Q 21 [7]
RETV I	$ 18,000	$ 12,780	$ 71,464	$ 32,820
RETV II	18,000	7,200	8,130	892
Total	**$ 36,000**	**$ 19,980**	**$ 79,594**	**$ 33,712**

(1) See Attachment 15 for definitions and other terms.
(2) Represents NOI at 100% for the period ended December 31, 2021.
(3) Joint ventures and partnerships represented at 100%. Debt balances are presented net of deferred financing costs.
(4) Joint Venture Same-Store growth is presented at UDR's ownership interest.
(5) Other unconsolidated investments represent UDR's investment in real estate technology funds.
(6) Investment commitment represents maximum equity and therefore excludes realized/unrealized gain/(loss). Investment funded represents cash funded towards the investment commitment. Investment balance includes amount funded plus realized/unrealized gain/(loss), less distributions received prior to the period end.
(7) Income/(loss) from investments is added back/deducted from FFOA and is primarily due to SmartRent becoming a public company.



Attachment 11(B)

UDR, Inc.
Developer Capital Program
December 31, 2021
(Dollars in Thousands)
(Unaudited) [(1)]

Developer Capital Program [(2)]

Community	Location	# of Homes	UDR Investment Commitment [(3)]	UDR Investment Balance [(3)]	Return Rate	Years to Maturity	Income/(loss) from Investment 4Q 2021	Upside Participation
Preferred Equity								
1532 Harrison [(4)]	San Francisco, CA	136	$ 24,645	$ 35,248	11.0%	0.5	$ (542)	-
Junction	Santa Monica, CA	66	8,800	13,183	12.0%	0.6	391	-
1200 Broadway [(5)]	Nashville, TN	313	55,558	61,326	12.25%	0.7	1,107	Variable
1300 Fairmount	Philadelphia, PA	471	51,393	64,780	8.5%	1.6	1,368	Variable
Essex [(6)]	Orlando, FL	-	-	-	-	-	18	-
Modera Lake Merritt	Oakland, CA	173	27,250	33,828	9.0%	2.3	755	Variable
Thousand Oaks	Thousand Oaks, CA	142	20,059	22,764	9.0%	3.1	509	Variable
Vernon Boulevard	Queens, NY	534	40,000	48,210	13.0%	3.5	1,545	Variable
Makers Rise	Herndon, VA	356	30,208	22,828	9.0%	4.0	407	Variable
121 at Watters	Allen, TX	469	19,846	14,134	9.0%	4.2	286	Variable
Infield Phase I	Kissimmee, FL	384	16,044	-	14.0%	2.4	-	-
Upton Place	Washington, DC	689	52,163	29,566	9.7%	5.9	92	-
Total - Preferred Equity		**3,733**	**$ 345,966**	**$ 345,867**	**10.4%**	**2.8**	**$ 5,936**	
Secured Loans								
Infield Phase II	Kissimmee, FL	-	$ 2,760	$ 3,011	14.0%	0.4	$ 105	-
Total - Secured Loans		**-**	**$ 2,760**	**$ 3,011**	**14.0%**	**0.4**	**$ 105**	
Total - Developer Capital Program		**3,733**	**$ 348,726**	**$ 348,878**	**10.4%**	**2.7**	**$ 6,041**	

(1) See Attachment 15 for definitions and other terms.
(2) UDR's investments are reflected as investment in and advances to unconsolidated joint ventures or notes receivable, net on the Consolidated Balance Sheets and income/(loss) from unconsolidated entities or interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP.
(3) Investment commitment represents maximum loan principal or equity and therefore excludes accrued return. Investment balance includes amount funded plus accrued return prior to the period end.
(4) 1532 Harrison's loss from investment in 4Q 2021 is a result of the developer's remaining equity at GAAP book value. GAAP book value and the resulting loss from investment in 4Q 2021 are not indicative of a cash loss, and UDR anticipates fully recovering its investment balance and all accrued return.
(5) In January 2022, UDR's investment balance and accrued return totaling approximately $62.4 million were paid in full upon 1200 Broadway being sold to a third party. Additionally, UDR received $11.7 million of variable upside participation.
(6) Essex was acquired 100% by UDR in October 2021.



Attachment 12

UDR, Inc.
Acquisitions, Dispositions and Developer Capital Program Investments Summary
December 31, 2021
(Dollars in Thousands)
(Unaudited) [1]

Date of Investment	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	UDR Investment Commitment	Return Rate	# of Homes
Developer Capital Program - Investment							
Jan-21	Makers Rise	Herndon, VA	N/A	N/A	$ 30,208	9.0%	356
Mar-21	121 at Watters	Allen, TX	N/A	N/A	19,846	9.0%	469
May-21	Infield Phase I	Kissimmee, FL	N/A	N/A	16,044	14.0%	384
May-21	Infield Phase II	Kissimmee, FL	N/A	N/A	2,760	14.0%	-
Dec-21	Upton Place	Washington, DC	N/A	N/A	52,163	9.7%	689
					$ 121,021	**10.1%**	**1,898**

Developer Capital Program - Redemption					UDR Payment Received	Return Rate	# of Homes
Oct-21	Essex	Orlando, FL	N/A	100%	$ 17,629	12.5%	330
					$ 17,629	**12.5%**	**330**

Date of Purchase	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price [2]	Debt [2]	# of Homes	Price per Home
Acquisitions - Wholly-Owned								
Jan-21	Union Place	Franklin, MA	0%	100%	$ 77,400	$ 51,800	300	$ 258
Apr-21	The Canal	Farmers Branch, TX	0%	100%	110,200	42,000	636	173
May-21	Cool Springs at Frisco Bridges	Frisco, TX	0%	100%	166,900	89,510	945	177
Jun-21	Seneca Place	Germantown, MD	0%	100%	121,900	-	468	260
Jul-21	Brio	Bellevue, WA	0%	100%	171,900	-	259	664
Aug-21	Canterbury Apartments	Germantown, MD	0%	100%	127,200	-	544	234
Sep-21	The Smith Valley Forge	King of Prussia, PA	0%	100%	116,200	-	320	363
Sep-21	1274 at Towson	Towson, MD	0%	100%	57,600	-	192	300
Sep-21	322 on North Broad	Philadelphia, PA	0%	100%	147,000	-	339	434
Oct-21	Arbors at Maitland Summit	Orlando, FL	0%	100%	177,800	-	663	268
Oct-21	Essex Luxe	Orlando, FL	0%	100%	106,000	-	330	321
Nov-21	Quarters at Towson Town Center	Towson, MD	0%	100%	125,300	-	430	291
					$ 1,505,400	**$ 183,310**	**5,426**	**$ 277**
Acquisitions - Wholly-Owned Land								
Apr-21	Alameda Point Block 11	Alameda, CA	0%	100%	$ 25,000	$ -	-	$ -
May-21	Meridian	Tampa, FL	0%	100%	6,600	-	-	-
					$ 31,600	**$ -**	**-**	**$ -**

Date of Sale	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price [2]	Debt [2]	# of Homes	Price per Home
Dispositions - Wholly-Owned								
Feb-21	Parallel [3]	Anaheim, CA	100%	0%	$ 156,000	$ -	386	$ 404
Oct-21	1818 Platinum Triangle [4]	Anaheim, CA	100%	0%	126,000	-	265	475
					$ 282,000	**$ -**	**651**	**$ 433**
Dispositions - Joint Venture								
Jan-21	OLiVE DTLA [5]	Los Angeles, CA	47%	0%	$ 121,000	$ 53,666	293	$ 413
					$ 121,000	**$ 53,666**	**293**	**$ 413**

(1) See Attachment 15 for definitions and other terms.
(2) Price represents 100% of assets. Debt represents 100% of the asset's indebtedness.
(3) UDR recorded a gain on sale of approximately $50.8 million during the twelve months ended December 31, 2021, which is included in gain/(loss) on sale of real estate owned.
(4) UDR recorded a gain on sale of approximately $85.2 million during the three and twelve months ended December 31, 2021, which is included in gain/(loss) on sale of real estate owned.
(5) UDR recorded a gain on sale of approximately $2.5 million during the twelve months ended December 31, 2021, which is included in income/(loss) from unconsolidated entites.



Attachment 13

UDR, Inc.
Capital Expenditure and Repair and Maintenance Summary
December 31, 2021
(In thousands, except Cost per Home)
(Unaudited) [1]

Capital Expenditures for Consolidated Homes [2]	Estimated Useful Life (yrs.)	Three Months Ended December 31, 2021		Cost per Home	Capex as a % of NOI	Twelve Months Ended December 31, 2021		Cost per Home	Capex as a % of NOI
Average number of homes [3]			53,086				50,488		
Recurring Cap Ex									
Asset preservation									
Building interiors	5 - 20	$	7,389	$ 139		$	25,009	$ 495	
Building exteriors	5 - 20		7,626	144			17,550	348	
Landscaping and grounds	10		2,016	38			5,854	116	
Total asset preservation			17,031	321			48,413	959	
Turnover related	5		4,362	82			15,407	305	
Total Recurring Cap Ex			**21,393**	**403**	**9%**		**63,820**	**1,264**	**7%**
NOI Enhancing Cap Ex	5 - 20		**13,218**	**249**			**44,727**	**886**	
Total Recurring and NOI Enhancing Cap Ex		$	**34,611**	$ **652**		$	**108,547**	$ **2,150**	

Repair and Maintenance for Consolidated Homes (Expensed)	Three Months Ended December 31, 2021		Cost per Home	Twelve Months Ended December 31, 2021		Cost per Home
Average number of homes [3]		53,086			50,488	
Contract services	$	**8,900**	$ **168**	$	**33,514**	$ **664**
Turnover related expenses		**5,555**	**105**		**20,815**	**412**
Other Repair and Maintenance						
Building interiors		3,283	62		11,474	227
Building exteriors		1,061	20		3,303	65
Landscaping and grounds		582	11		2,041	40
Total Repair and Maintenance	$	**19,381**	$ **365**	$	**71,147**	$ **1,409**

(1) See Attachment 15 for definitions and other terms.
(2) Excludes redevelopment capital and initial capital expenditures on acquisitions.
(3) Average number of homes is calculated based on the number of homes owned at the end of each month.



Attachment 14

UDR, Inc.
1Q 2022 and Full-Year 2022 Guidance
December 31, 2021
(Unaudited) [1]

		Guidance
Net Income, FFO, FFO as Adjusted and AFFO per Share and Unit Guidance	**1Q 2022**	**Full-Year 2022**
Income/(loss) per weighted average common share, diluted	**$0.02 to $0.04**	**$0.22 to $0.30**
FFO per common share and unit, diluted	**$0.53 to $0.55**	**$2.22 to $2.30**
FFO as Adjusted per common share and unit, diluted	**$0.53 to $0.55**	**$2.22 to $2.30**
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	**$0.50 to $0.52**	**$2.02 to $2.10**
Annualized dividend per share and unit		**$1.52**

Same-Store Guidance	**Full-Year 2022**
Revenue growth / (decline) (Cash basis)	**6.50% - 8.50%**
Revenue growth / (decline) (Straight-line basis)	**7.50% - 9.50%**
Expense growth	**2.50% - 3.50%**
NOI growth / (decline) (Cash basis)	**8.50% - 11.50%**
NOI growth / (decline) (Straight-line basis)	**9.50% - 12.50%**

Sources of Funds ($ in millions)	**Full-Year 2022**
AFFO less Dividends	**$174 to $202**
Debt Issuances/Assumptions and LOC Draw/Paydown	**$0 to $150**
Dispositions	**$0**
Common Share (forward settlement) and OP Unit Issuance	**$235**

Uses of Funds ($ in millions)	**Full-Year 2022**
Debt maturities inclusive of principal amortization [2]	**$5**
Development spending and land acquisitions	**$200 to $250**
Redevelopment and other non-recurring	**$60 to $100**
Developer Capital Program, net	**-$75 to -$50**
Acquisitions	**$175 to $225**
NOI enhancing capital expenditures inclusive of Kitchen and Bath	**$45 to $55**

Other Additions/(Deductions) ($ in millions except per home amounts)	**Full-Year 2022**
Consolidated interest expense, net of capitalized interest and adjustments for FFO as Adjusted	**$147 to $153**
Capitalized interest [3]	**$8 to $12**
General and administrative	**$55 to $65**
Recurring capital expenditures per home	**$1,250**

(1) See Attachment 15 for definitions and other terms.
(2) Excludes short-term maturities related to the Company's unsecured commercial paper program.
(3) Excludes capitalized interest on joint venture and partnership level debt.



Attachment 15(A)

Acquired Communities: The Company defines Acquired Communities as those communities acquired by the Company, other than development and redevelopment activity, that did not achieve stabilization as of the most recent quarter.

Adjusted Funds from Operations ("AFFO") attributable to common stockholders and unitholders: The Company defines AFFO as FFO as Adjusted attributable to common stockholders and unitholders less recurring capital expenditures on consolidated communities that are necessary to help preserve the value of and maintain functionality at our communities.

Management considers AFFO a useful supplemental performance metric for investors as it is more indicative of the Company's operational performance than FFO or FFO as Adjusted. AFFO is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to AFFO. Management believes that AFFO is a widely recognized measure of the operations of REITs, and presenting AFFO enables investors to assess our performance in comparison to other REITs. However, other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not always be comparable to AFFO calculated by other REITs. AFFO should not be considered as an alternative to net income/(loss) (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. A reconciliation from net income/(loss) attributable to common stockholders to AFFO is provided on Attachment 2.

Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items as Consolidated Interest Coverage Ratio - adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment, plus preferred dividends.

Management considers Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Interest Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Interest Coverage Ratio - adjusted for non-recurring items as Consolidated EBITDAre – adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment.

Management considers Consolidated Interest Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Interest Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items: The Company defines Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items as total consolidated debt net of cash and cash equivalents divided by annualized Consolidated EBITDAre - adjusted for non-recurring items. Consolidated EBITDAre - adjusted for non-recurring items is defined as EBITDAre excluding the impact of income/(loss) from unconsolidated entities, adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures and other non-recurring items including, but not limited to casualty-related charges/(recoveries), net of wholly owned communities.

Management considers Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation between net income/(loss) and Consolidated EBITDAre - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Controllable Expenses: The Company refers to property operating and maintenance expenses as Controllable Expenses.

Controllable Operating Margin: The Company defines Controllable Operating Margin as (i) rental income less Controllable Expenses (ii) divided by rental income. Management considers Controllable Operating Margin a useful metric as it provides investors with an indicator of the Company's ability to limit the growth of expenses that are within the control of the Company.

Development Communities: The Company defines Development Communities as those communities recently developed or under development by the Company, that are currently majority owned by the Company and have not achieved stabilization as of the most recent quarter.

Earnings Before Interest, Taxes, Depreciation and Amortization for Real Estate (EBITDAre): The Company defines EBITDAre as net income/(loss) (computed in accordance GAAP), plus interest expense, including costs associated with debt extinguishment, plus real estate depreciation and amortization, plus other depreciation and amortization, plus (minus) income tax provision/(benefit), net, (minus) plus net gain/(loss) on the sale of depreciable real estate owned, plus impairment write-downs of depreciable real estate, plus the adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures. The Company computes EBITDAre in accordance with standards established by the National Association of Real Estate Investment Trusts, or Nareit, which may not be comparable to EBITDAre reported by other REITs that do not compute EBITDAre in accordance with the Nareit definition, or that interpret the Nareit definition differently than the Company does. The White Paper on EBITDAre was approved by the Board of Governors of Nareit in September 2017.

Management considers EBITDAre a useful metric for investors as it provides an additional indicator of the Company's ability to incur and service debt, and enables investors to assess our performance against that of its peer REITs. EBITDAre should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. EBITDAre does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation between net income/(loss) and EBITDAre is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Effective Blended Lease Rate Growth: The Company defines Effective Blended Lease Rate Growth as the combined proportional growth as a result of Effective New Lease Rate Growth and Effective Renewal Lease Rate Growth. Management considers Effective Blended Lease Rate Growth a useful metric for investors as it assesses combined proportional market-level, new and in-place demand trends.

Effective New Lease Rate Growth: The Company defines Effective New Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior resident effective rent for the prior lease term on new leases commenced during the current quarter.

Management considers Effective New Lease Rate Growth a useful metric for investors as it assesses market-level new demand trends.

Effective Renewal Lease Rate Growth: The Company defines Effective Renewal Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior effective rent for the prior lease term on renewed leases commenced during the current quarter.

Management considers Effective Renewal Lease Rate Growth a useful metric for investors as it assesses market-level, in-place demand trends.

Estimated Quarter of Completion: The Company defines Estimated Quarter of Completion of a development or redevelopment project as the date on which construction is expected to be completed, but it does not represent the date of stabilization.



Attachment 15(B)

UDR, Inc.
Definitions and Reconciliations
December 31, 2021
(Unaudited)

Funds from Operations as Adjusted ("FFO as Adjusted") attributable to common stockholders and unitholders: The Company defines FFO as Adjusted attributable to common stockholders and unitholders as FFO excluding the impact of other non-comparable items including, but not limited to, acquisition-related costs, prepayment costs/benefits associated with early debt retirement, impairment write-downs or gains and losses on sales of real estate or other assets incidental to the main business of the Company and income taxes directly associated with those gains and losses, casualty-related expenses and recoveries, severance costs and legal and other costs.

Management believes that FFO as Adjusted is useful supplemental information regarding our operating performance as it provides a consistent comparison of our operating performance across time periods and allows investors to more easily compare our operating results with other REITs. FFO as Adjusted is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to FFO as Adjusted. However, other REITs may use different methodologies for calculating FFO as Adjusted or similar FFO measures and, accordingly, our FFO as Adjusted may not always be comparable to FFO as Adjusted or similar FFO measures calculated by other REITs. FFO as Adjusted should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity. A reconciliation from net income attributable to common stockholders to FFO as Adjusted is provided on Attachment 2.

Funds from Operations ("FFO") attributable to common stockholders and unitholders: The Company defines FFO attributable to common stockholders and unitholders as net income/(loss) attributable to common stockholders (computed in accordance with GAAP), excluding impairment write-downs of depreciable real estate related to the main business of the Company or of investments in non-consolidated investees that are directly attributable to decreases in the fair value of depreciable real estate held by the investee, gains and losses from sales of depreciable real estate related to the main business of the Company and income taxes directly associated with those gains and losses, plus real estate depreciation and amortization, and after adjustments for noncontrolling interests, and the Company's share of unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in April 2002 and restated in November 2018. In the computation of diluted FFO, if OP Units, DownREIT Units, unvested restricted stock, unvested LTIP Units, stock options, and the shares of Series E Cumulative Convertible Preferred Stock are dilutive, they are included in the diluted share count.

Management considers FFO a useful metric for investors as the Company uses FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation from net income/(loss) attributable to common stockholders to FFO is provided on Attachment 2.

Held For Disposition Communities: The Company defines Held for Disposition Communities as those communities that were held for sale as of the end of the most recent quarter.

Joint Venture Reconciliation at UDR's weighted average ownership interest:

In thousands	4Q 2021	YTD 2021
Income/(loss) from unconsolidated entities	$ 36,523	$ 65,646
Management fee	553	2,016
Financing fee	-	287
Interest expense	3,745	15,644
Debt extinguishment and other associated costs	-	1,395
Depreciation	7,903	31,967
General and administrative	35	228
Developer Capital Program (excludes Alameda Point Block 11, Brio and Infield Phase II)	(5,936)	(29,176)
Other (income)/expense	8	342
Realized (gain)/loss on real estate technology investments, net of tax	(1,435)	(1,980)
Unrealized (gain)/loss on real estate technology investments, net of tax	(32,277)	(49,916)
NOI related to sold properties	-	26
(Gain)/loss on sales	-	(2,460)
Total Joint Venture NOI at UDR's Ownership Interest	$ 9,119	$ 34,019

Net Operating Income ("NOI"): The Company defines NOI as rental income less direct property rental expenses. Rental income represents gross market rent and other revenues less adjustments for concessions, vacancy loss and bad debt. Rental expenses include real estate taxes, insurance, personnel, utilities, repairs and maintenance, administrative and marketing. Excluded from NOI is property management expense, which is calculated as 3.0% of property revenue, and land rent. Property management expense covers costs directly related to consolidated property operations, inclusive of corporate management, regional supervision, accounting and other costs.

Management considers NOI a useful metric for investors as it is a more meaningful representation of a community's continuing operating performance than net income as it is prior to corporate-level expense allocations, general and administrative costs, capital structure and depreciation and amortization and is a widely used input, along with capitalization rates, in the determination of real estate valuations. A reconciliation from net income/(loss) attributable to UDR, Inc. to NOI is provided below.

In thousands	4Q 2021	3Q 2021	2Q 2021	1Q 2021	4Q 2020
Net income/(loss) attributable to UDR, Inc.	$ 117,461	$ 17,731	$ 11,720	$ 3,104	$ 26,532
Property management	10,411	9,861	9,273	8,995	8,659
Other operating expenses	8,604	4,237	4,373	4,435	6,153
Real estate depreciation and amortization	163,755	152,636	146,169	144,088	146,135
Interest expense	36,418	36,289	35,404	78,156	62,524
Casualty-related charges/(recoveries), net	(934)	1,568	(2,463)	5,577	778
General and administrative	13,868	15,810	15,127	12,736	11,978
Tax provision/(benefit), net	156	529	135	619	668
(Income)/loss from unconsolidated entities	(36,523)	(14,450)	(9,751)	(4,922)	(4,516)
Interest income and other (income)/expense, net	(2,254)	(8,238)	(2,536)	(2,057)	1,030
Joint venture management and other fees	(1,184)	(1,071)	(2,232)	(1,615)	(1,208)
Other depreciation and amortization	4,713	3,269	2,602	2,601	2,074
(Gain)/loss on sale of real estate owned	(85,223)	-	-	(50,829)	(57,974)
Net income/(loss) attributable to noncontrolling interests	8,683	1,309	815	170	2,019
Total consolidated NOI	$ 237,951	$ 219,480	$ 208,636	$ 201,058	$ 204,852



Attachment 15(C)

NOI Enhancing Capital Expenditures ("Cap Ex"): The Company defines NOI Enhancing Capital Expenditures as expenditures that result in increased income generation or decreased expense growth over time.

Management considers NOI Enhancing Capital Expenditures a useful metric for investors as it quantifies the amount of capital expenditures that are expected to grow, not just maintain, revenues or to decrease expenses.

Non-Mature Communities: The Company defines Non-Mature Communities as those communities that have not met the criteria to be included in same-store communities.

Non-Residential / Other: The Company defines Non-Residential / Other as non-apartment components of mixed-use properties, land held, properties being prepared for redevelopment and properties where a material change in home count has occurred.

Other Markets: The Company defines Other Markets as the accumulation of individual markets where it operates less than 1,000 Same-Store homes. Management considers Other Markets a useful metric as the operating results for the individual markets are not representative of the fundamentals for those markets as a whole.

Physical Occupancy: The Company defines Physical Occupancy as the number of occupied homes divided by the total homes available at a community.

QTD Same-Store Communities: The Company defines QTD Same-Store Communities as those communities Stabilized for five full consecutive quarters. These communities were owned and had stabilized operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.

Recurring Capital Expenditures: The Company defines Recurring Capital Expenditures as expenditures that are necessary to help preserve the value of and maintain functionality at its communities.

Redevelopment Communities: The Company generally defines Redevelopment Communities as those communities where substantial redevelopment is in progress that is expected to have a material impact on the community's operations, including occupancy levels and future rental rates.

Same-Store Revenue with Concessions on a Cash Basis: Same-Store Revenue with Concessions on a Cash Basis is considered by the Company to be a supplemental measure to rental income on a straight-line basis which allows investors to evaluate the impact of both current and historical concessions and to more readily enable comparisons to revenue as reported by its peer REITs. In addition, Same-Store Revenue with Concessions on a Cash Basis allows an investor to understand the historical trends in cash concessions.

A reconciliation between Same-Store Revenue with Concessions on a Cash Basis to Same-Store Revenue on a straight-line basis (inclusive of the impact to Same-Store NOI) is provided below:

	4Q 21	4Q 20	4Q 21	3Q 21	YTD 21	YTD 20
Revenue (Cash basis)	$ 303,327	$ 278,321	$ 303,327	$ 294,422	$ 1,147,259	$ 1,130,760
Concessions granted/(amortized), net	(4,516)	4,207	(4,516)	(2,302)	(9,396)	11,995
Revenue (Straight-line basis)	$ 298,811	$ 282,528	$ 298,811	$ 292,120	$ 1,137,863	$ 1,142,755
% change - Same-Store Revenue with Concessions on a Cash basis:	9.0%		3.0%		1.5%	
% change - Same-Store Revenue with Concessions on a Straight-line basis:	5.8%		2.3%		-0.4%	
% change - Same-Store NOI with Concessions on a Cash basis:	11.4%		5.7%		0.5%	
% change - Same-Store NOI with Concessions on a Straight-line basis:	6.6%		4.7%		-2.2%	

Sold Communities: The Company defines Sold Communities as those communities that were disposed of prior to the end of the most recent quarter.

Stabilization/Stabilized: The Company defines Stabilization/Stabilized as when a community's occupancy reaches 90% or above for at least three consecutive months.

Stabilized, Non-Mature Communities: The Company defines Stabilized, Non-Mature Communities as those communities that have reached Stabilization but are not yet in the same-store portfolio.

Total Revenue per Occupied Home: The Company defines Total Revenue per Occupied Home as rental and other revenues with concessions reported on a Cash Basis, divided by the product of occupancy and the number of apartment homes. A reconciliation between Same-Store Revenue with Concessions on a Cash Basis to Same-Store Revenue on a straight-line basis is provided above.

Management considers Total Revenue per Occupied Home a useful metric for investors as it serves as a proxy for portfolio quality, both geographic and physical.

TRS: The Company's taxable REIT subsidiary ("TRS") focuses on making investments and providing services that are otherwise not allowed to be made or provided by a REIT.

YTD Same-Store Communities: The Company defines YTD Same-Store Communities as those communities Stabilized for two full consecutive calendar years. These communities were owned and had stabilized operating expenses as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.



Attachment 15(D)

UDR, Inc.
Definitions and Reconciliations
December 31, 2021
(Unaudited)

All guidance is based on current expectations of future economic conditions and the judgment of the Company's management team. The following reconciles from GAAP Net income/(loss) per share for full-year 2022 and first quarter of 2022 to forecasted FFO, FFO as Adjusted and AFFO per share and unit:

	Full-Year 2022			
	Low		High	
Forecasted net income per diluted share	$	0.22	$	0.30
Conversion from GAAP share count		(0.02)		(0.02)
Net gain on the sale of depreciable real estate owned		-		-
Depreciation		2.00		2.00
Noncontrolling interests		0.01		0.01
Preferred dividends		0.01		0.01
Forecasted FFO per diluted share and unit	$	**2.22**	$	**2.30**
Legal and other costs		-		-
Debt extinguishment and other associated costs		-		-
Casualty-related charges/(recoveries)		-		-
Realized/unrealized gain on real estate technology investments, net of tax		-		-
Forecasted FFO as Adjusted per diluted share and unit	$	**2.22**	$	**2.30**
Recurring capital expenditures		(0.20)		(0.20)
Forecasted AFFO per diluted share and unit	$	**2.02**	$	**2.10**

	1Q 2022			
	Low		High	
Forecasted net income per diluted share	$	0.02	$	0.04
Conversion from GAAP share count		(0.01)		(0.01)
Net gain on the sale of depreciable real estate owned		-		-
Depreciation		0.52		0.52
Noncontrolling interests		-		-
Preferred dividends		-		-
Forecasted FFO per diluted share and unit	$	**0.53**	$	**0.55**
Legal and other costs		-		-
Debt extinguishment and other associated costs		-		-
Casualty-related charges/(recoveries)		-		-
Realized/unrealized gain on real estate technology investments, net of tax		-		-
Forecasted FFO as Adjusted per diluted share and unit	$	**0.53**	$	**0.55**
Recurring capital expenditures		(0.03)		(0.03)
Forecasted AFFO per diluted share and unit	$	**0.50**	$	**0.52**